Exhibit 99.3
1100 West Properties LLC and Subsidiary
Consolidated Financial Statements
For the years ended December 31, 2008 and 2007 and the period from August 8, 2006
(commencement of operations) to December 31, 2006
and Report of Independent Registered Public Accounting Firm

1100 West Properties LLC and Subsidiary

Report of Independent Registered Public Accounting Firm
To the Members of 1100 West Properties LLC:
We have audited the accompanying consolidated balance sheets of 1100 West Properties LLC and Subsidiary (the “Company”) as of December 31, 2008 and 2007 and the related consolidated statements of operations, changes in members’ equity and cash flows for the years ended December 31, 2008 and 2007 and the period from August 8, 2006 (commencement of operations) to December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of 1100 West Properties LLC and Subsidiary at December 31, 2008 and 2007, and the results of their operations and their cash flows for years ended December 31, 2008 and 2007 and the period from August 8, 2006 (commencement of operations) to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
March 13, 2009

1100 West Properties LLC and Subsidiary
Consolidated Balance Sheets
(in thousands)

	As of December 31,
	2008	2007
Assets
Real estate held for sale and development	$148,068	$153,679
Property and equipment, net of accumulated depreciation of $53	19,346	—
Cash and cash equivalents	716	184
Restricted cash	7,048	6,380
Customer escrows and tenant deposits	7,769	11,035
Accounts receivable	807	—
Related party receivables	96	—
Deferred financing costs, net of accumulated amortization of $2,720 and $1,378	1,238	1,539
Prepaid expenses and other assets	1,963	1,868

Total assets	$187,051	$174,685

Liabilities and Members’ Equity
Liabilities:
Mortgage loans	$107,062	$100,986
Loans from members	22,500	—
Customer and tenant deposits	8,845	9,755
Accounts payable and accrued liabilities	17,626	5,633
Related party payables	3,078	251
Deferred income	—	30,868

Total liabilities	159,111	147,493
Commitments and contingencies
Members’ equity	27,940	27,192

Total liabilities and members’ equity	$187,051	$174,685

See accompanying notes to consolidated financial statements.

1100 West Properties LLC and Subsidiary
Consolidated Statements of Operations
(In Thousands)

			Period from August 8, 2006
	Year ended December 31,		(commencement of operations)
	2008	2007	to December 31, 2006

Revenues:
Sale of condominium units	$67,018	$—	$—
Rooms	1,020	—	—
Food and beverage	885	—	—
Other	182	350	1,113

Total revenues	69,105	350	1,113

Operating costs and expenses:
Cost of sales of condominium units	59,830	—	—
Selling and marketing relating to condominium units	8,167	—	—
Rooms	377	—	—
Food and beverage	792	—	—
Other departmental	105	—	—
Management fees	162	—	—
General and administrative	743	695	506
Advertising expenses	4,658	4,162	777
Repairs and maintenance	91	44	86
Energy	336	286	270
Property taxes, insurance and other	208	104	454
Depreciation	53	189	952

Total operating costs and expenses	75,522	5,480	3,045

Operating loss	(6,417)	(5,130)	(1,932)
Interest expense, net	835	338	3,328

Net loss	$(7,252)	$(5,468)	$(5,260)

See accompanying notes to consolidated financial statements.

1100 West Properties LLC and Subsidiary
Consolidated Statements of Changes in Members’ Equity

Years ended December 31, 2008 and 2007 and for the
period from August 8, 2006 (commencement of
operations) to December 31, 2006	(In Thousands)

Contributions from members	$31,000

Net loss	(5,260)

Balance, December 31, 2006	25,740

Contributions from members	6,920

Net loss	(5,468)

Balance, December 31, 2007	27,192

Contributions from members	8,000

Net loss	(7,252)

Balance, December 31, 2008	$27,940

See accompanying notes to consolidated financial statements.

1100 West Properties LLC and Subsidiary
Consolidated Statements of Cash Flows
(In Thousands)

			Period from August 8, 2006
	Year ended December 31,		(commencement of operations)
	2008	2007	to December 31, 2006
Cash flows from operating activities:
Net loss	$(7,252)	$(5,468)	$(5,260)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation	53	189	952
Amortization of deferred financing costs	164	81	405
Changes in assets and liabilities:
Real estate held for sale and development	(12,474)	(40,604)	(749)
Restricted cash	(668)	27,088	(6,088)
Related party receivables	(96)	—	—
Accounts receivable	(807)	44	(44)
Prepaid expenses and other assets	(95)	(1,545)	(323)
Accounts payable and accrued liabilities	11,993	4,985	648
Related party payables	2,827	251	—
Customer escrows and tenant deposits	2,356	(1,278)	—
Deferred income	(30,868)	30,868	—

Net cash (used in) provided by operating activities	(34,867)	14,611	(10,459)

Cash flows from investing activities:
Payment for assets acquired	—	—	(110,212)
Additions to property and equipment	(136)	—	—
Restricted cash	—	—	(29,745)

Net cash used in investing activities	(136)	—	(139,957)

Cash flows from financing activities:
Proceeds from mortgage loans	28,000	—	124,000
Loans from members	22,500	—	—
Repayment of mortgage loans	(21,924)	(23,014)	—
Payments for deferred financing costs	(1,041)	—	(2,917)
Contributions from members	8,000	6,920	31,000

Net cash provided by (used in) financing activities	35,535	(16,094)	152,083

Net increase (decrease) in cash and cash equivalents	532	(1,483)	1,667
Cash and cash equivalents, beginning of year	184	1,667	—

Cash and cash equivalents, end of year	$716	$184	$1,667

Supplemental disclosure of cash flow information:
Cash paid for interest, of which $6,405 and $8,082 relates to capitalized interest, respectively	$6,717	$8,723	$2,951

Capitalized amortization of deferred financing costs	$1,178	$892	$—

Reclassification of real estate held for sale and development to property and equipment	$19,263	$—	$—

See accompanying notes to consolidated financial statements.

1100 West Properties LLC and Subsidiary
Notes to Consolidated Financial Statements
1. Organization and Business
1100 West Properties LLC (“West Properties”), a Delaware limited liability company, was formed in August 2006 and is owned 50% by Sanctuary West Holdings LLC (“SWH”) and 50% by Morgans Group LLC (“MHG”).
The consolidated financial statements include the results of operations of West Properties and MC South Beach (collectively, the “Company”).
The Company was formed to purchase, renovate and convert an existing apartment building on Biscayne Bay in South Beach Miami into a condo hotel operated under MHG’s Mondrian brand. The hotel opened in December 2008 and has 328 hotel residences consisting of studios, one-and two-bedroom apartments, and four tower suites. The Company leases the hotel food and beverage operations to MC South Beach LLC (“MC South Beach”). The Company is a 50% member in MC South Beach and has a 50% share of all the profits and losses.
The Company is in the process of selling units as condominiums, subject to market conditions, and unit buyers will have the opportunity to place their units into the hotel’s rental program. As of December 31, 2008 and 2007, the Company has sold 93 units and 49 units, respectively. The Company substantially completed development and commenced the hotel operations in December 2008.
The Company acquired the existing land and building for a gross purchase price of approximately $110 million and plans to spend approximately $120 million on renovations. The initial equity investment of $30 million was funded equally from both SWH and MHG.
Under the limited liability agreement of the Company, income and loss is allocated in proportion to the members’ percentage interest in the Company. Net cash from Operations, as defined, and Capital Transaction Proceeds, as defined, are distributed monthly to the Members in accordance with their percentage interests.

1100 West Properties LLC and Subsidiary
Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All intercompany balances and transactions have been eliminated in consolidation.
As further discussed in Note 5, the Company’s mortgage note payable of approximately $107 million requires repayment of $17.5 million by August 1, 2009 in order for the loan to be extended for the first annual extension. Management believes this obligation will be obtained from condominium sales, although there can be no assurances that such proceeds will be sufficient to cover the obligation. Should the proceeds not be sufficient from expected sales of the condominium units, the members will provide additional funds to meet this obligation prior to August 1, 2009.
Financial Accounting Standards Board (“FASB”) Interpretation No.46, “Consolidation of Variable Interest Entities, and Interpretation of Accounting Research Bulletin No. 51”, as amended (“FIN 46R”), requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Pursuant to FIN 46R, the Company consolidates MC South Beach that provides food and beverage services at the hotel as the Company absorbs a majority of the restaurant’s expected losses and residual returns. No assets of the Company are collateral for MC South Beach’s obligations and creditors of MC South Beach have no recourse to the Company.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents
Cash and cash equivalents include operating cash accounts and highly liquid investments, with original maturities of three months or less from the date of purchase.
Bank overdrafts of approximately $2 million representing outstanding checks in excess of funds on deposits are included in accounts payable and accrued liabilities in the accompanying consolidated balance sheets.
Concentration of Credit Risk
The Company places its temporary cash investments in high credit financial institutions. However, a portion of temporary cash investments may exceed FDIC insured levels from time to time.

1100 West Properties LLC and Subsidiary
Notes to Consolidated Financial Statements
Restricted Cash
Restricted cash consists of reserves for real estate taxes, insurance, interest reserve, project reserve and a development reserve as provided for in the mortgage note.
Fair Value of Financial Instruments
The financial instruments include cash and cash equivalents, accounts receivable, restricted cash, accounts payable and accrued expenses, and mortgage loan. The Company’s mortgage loan accrues interest at a floating rate, which re-prices frequently. Management believes the carrying amounts of the aforementioned financial instruments are a reasonable estimate of fair value at December 31 2008 and 2007, due to the short-term maturity of these items or variable interest rate.
Revenue Recognition
Real Estate Held for Sale: Sales of real estate are generally accounted for under the full accrual method when sales closes and title passes. Under this method, the gain is not recognized until the collectability of the sales price is reasonably assured and the earnings process is virtually complete. When a sale does not meet the requirements for income recognition, gain is deferred until those requirements are met.
In 2007, due to uncertainties with respect to allocation and estimation of costs attributable to units sold and the inability of the Company to deliver the unit to the buyer resulting from on-going construction, the Company accounted for the sales under the deposit method and accordingly did not recognize any revenue from the units sold. As of December 31, 2007, the proceeds received from the sale of 49 condomimum units were reflected as deferred income in the accompanying consolidated balance sheets.
Hotel Operations: The Company’s hotel revenues are derived from lodging, food and beverage and related services provided to hotel customers such as telephone and minibar as well as hotel management services. Revenue is recognized when the amounts are earned and can reasonably be estimated. These revenues are recorded net of taxes collected from customers and remitted to government authorities and are recognized as the related services are delivered.
Rental income is recognized on a straight-line basis over the term of the respective leases.
Accounts Receivable
Accounts receivable are carried at their estimated recoverable amount, net of allowances. Management provides for the allowance based on a percentage of aged receivables and assesses accounts receivable on a periodic basis to determine if any additional amounts will potentially be uncollectible. After all attempts to collect accounts receivable are exhausted, the uncollectible balances are written off against the allowance. Based on the information available, the Company believes that accounts receivable are fully realizable as of December 31, 2008.

1100 West Properties LLC and Subsidiary
Notes to Consolidated Financial Statements
Real Estate Held for Sale and Development
Beginning February 1, 2007 to November 2008, the real estate was accounted for as a development project in accordance with SFAS No. 67.
Real estate held for sale and development is carried at cost, net of adjustment for impairment, if any. Development costs, including land and building, direct costs of construction, indirect costs and interest, real estate taxes and other costs incurred during the development and construction period were capitalized and amortized to cost of sales as closing occurred. Capitalization of interest, real estate taxes and other cost incurred begins when development activities commence and ends when the assets are substantially completed and ready for occupancy.
Certain construction-in-progress costs are currently paid out of the development reserve, which was set up at the closing of the loan.
Statement of Financial Accounting Standards (“SFAS”) Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, requires that real estate assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to the undiscounted future net cash flows expected to be generated by the asset. These evaluations for impairment are significantly impacted by estimates of revenues, costs and expenses, and other factors. If real estate assets are considered to be impaired, the impairment to be recognized is measured by the amount in which the carrying value of the assets exceeds the fair value of the assets. Fair value is determined based on estimated future cash flows discounted for inherent risks associated with the real estate assets, or other valuation techniques. The Company reviewed its real estate held for sale and development for impairment. There were no impairment write-downs during the years ended December 31, 2008 and 2007.
Property and Equipment
Property and equipment consists of amenities such as restaurant, spa, bar and parking that the Company retained and reclassified to property and equipment upon commencement of the hotel operations. Property and equipment are carried at cost, net of accumulated depreciation. Cost of completed renovations and significant improvements are capitalized and depreciated over their estimated lives, while costs relating to normal recurring repairs and maintenance are charged to expense as incurred.

1100 West Properties LLC and Subsidiary
Notes to Consolidated Financial Statements
Property and equipment are depreciated using the straight-line method. The estimated useful lives are summarized as follows:

Lives
Buildings and improvement	40
Furniture, fixtures and equipment	5-20
In accordance with SFAS No. 144, long-lived assets currently in use are reviewed whenever events or changes in circumstances indicate the carrying value of a long-lived asset may not be recoverable and will be written down to fair value if considered impaired. Long-lived assets to be disposed of are written down to the lower of cost or fair value less the estimated cost to sell. The Company has reviewed its long-lived assets for impairment. There was no impairment write-downs during the year ended December 31, 2008.
Deferred Financing Costs
Costs incurred in connection with the mortgage loan are amortized over the term of the loan using the straight-line method which approximates the effective yield method. Amortization of deferred loan costs is capitalized during development and included in real estate held for sale and development on the accompanying consolidated balance sheets.
Derivative Instruments and Hedging Activities
SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. As required by SFAS No. 133, the Company records all derivatives on the consolidated balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges.
The Company’s objective in using derivatives is to add stability to interest expense and to manage its exposure to interest rate movements or other identified risks. To accomplish this objective, the Company primarily uses cash flow instruments as part of its hedging strategy. Interest rate swaps involve the receipt of variable-rate amounts in exchange for fixed-rate payments over the life of the agreements without exchange of the underlying principal amount.
The interest rate cap that the Company held was not speculative and was used to manage the Company’s exposure to interest rate movements and other identified risks. To accomplish the objective, the Company primarily uses interest rate swaps and caps as part of its cash flow hedging strategy. The Company did not designate the cap instrument as a cash flow hedge in accordance with SFAS No. 133, accordingly, change in fair value of this derivative was included in interest expense and $18,000 was capitalized to the real estate held for sale and development on the accompanying consolidated balance sheets. The interest rate cap expires on August 8, 2009. The value of the interest rate cap as of December 31, 2008 was zero.

1100 West Properties LLC and Subsidiary
Notes to Consolidated Financial Statements
Advertising Costs
Advertising costs are charged to expense when incurred.
Income Taxes
The Company is a limited liability company, which is treated similarly to partnerships for tax purposes. Accordingly, Federal, state and local income taxes have not been provided for in the accompanying financial statements, as the members are responsible for reporting their allocable share of the Company’s income, gains, deductions, losses and credits on their respective income tax returns.
Reclassification
Certain prior year financial statement amounts have been reclassified to conform to the current year presentation.
3. Real Estate Held for Sale and Development
Real estate held for sale consists of the following (000’s omitted):

December 31,	2008	2007
Land	$14,291	$21,188
Building	108,193	87,887
Construction-in-progress	16,682	44,604
Furniture, fixtures and equipment	8,902	—

Real estate held for sale and development	$148,068	$153,679

Upon substantial completion of the development and commencement of hotel operations in December 2008, $19.3 million of real estate held for sale and development, representing assets to be retained and operated by the Company, was reclassified to property and equipment.

1100 West Properties LLC and Subsidiary
Notes to Consolidated Financial Statements
Interest incurred and capitalized to real estate held for sale and development as of December 31, 2008 and 2007 is as follows (000’s omitted):

December 31,	2008	2007
Interest capitalized, January 1	$7,399	$—
Interest incurred and capitalized	5,864	7,399
Interest amortized to cost of sales	(3,778)	—

Interest capitalized, December 31	$9,485	$7,399

4. Property and Equipment
Property and equipment consists of the following as of December 31, 2008 (000’s omitted):

Land	$1,203
Building	16,916
Construction-in-progress	137
Furniture, fixtures and equipment	1,143

Total	19,399
Less- accumulated depreciation	(53)

Property and equipment, net	$19,346

5. Mortgage Loan
The Company financed the purchase of the property with a mortgage loan in the original principal amount of $124 million. The loan consisted of two tranches, an A Note ($82 million) and a B Note ($42 million). Both the A and B Notes required interest payments only and bore interest at LIBOR plus 300 basis points and were to mature in August 2009. At the closing of the loan, $9 million and $29.7 million were placed in escrow to fund an interest reserve and a development reserve as required by the loan agreement.
Under the mortgage loan agreement, the Company deposited the first $6.9 million of net sales cash flow, as defined, into a project escrow account and once the project escrow account was funded, the loan required partial principal payments based upon the net sales proceeds of the condominium units. As of December 31, 2008 and 2007, approximately $45 million and $23 million, respectively, were paid down on the loan balance out of the net sales proceeds from the condominium units.

1100 West Properties LLC and Subsidiary
Notes to Consolidated Financial Statements
In April 2008, the Company obtained a mezzanine loan of $28 million bearing interest at LIBOR plus 600 basis points (approximately 7.9% as of December 31, 2008) with a maturity of August 2009.
On November 25, 2008, the Company amended and restated the mortgage and mezzanine loan agreements to provide the Company with four one year extension options and revise the interest rate for both A Note and B Note. A Note bears interest at LIBOR plus 325 basis points (approximately 5.15% as of December 31, 2008) and B Note bears interest of LIBOR plus 446 basis points (approximately 6.36% as of December 31, 2008).
Under the amended agreements, the initial maturity date of August 1, 2009 can be extended to July 29, 2013, subject to certain conditions including an amortization payment of approximately $17.5 million on August 1, 2009 for the first such annual extension, repayment of the remainder of the A Note, as defined, by August 1, 2010 for the exercise of the second annual extension, achievement of defined debt service coverage ratios for the exercise of the third and fourth annual extensions, and achievement of a loan to value test for the fourth annual extension. A portion of the proceeds obtained from condominium sales may be used to pay down all or part of this $17.5 million extension obligation, although there can be no assurances that such sale proceeds will be sufficient to cover the obligation. The members will provide additional funds if proceeds from expected sales of condominium units are not sufficient to meet this obligation prior to August 1, 2009.
6. Related Party Transactions
In 2008, an entity controlled by the Company’s members has provided additional mezzanine financing of approximately $22.5 million to fund the completion of the construction and renovations of the property. The loan bears interest at 18% per annum and matures in August 2009.
The Company has entered into a project management agreement with Sanctuary West Management, LLC (“SWM”), an affiliate of SWH. The agreements specify that SWM is to receive a developer fee of 1% of the actual construction costs. Developer fees were approximately $232,000 and $232,000 for the years ended December 31, 2008 and 2007, respectively, and $84,000 for the period ended December 31, 2006 and have been capitalized as costs of the project.
An affiliate of SWH provides asset management services to the Company for a monthly fee of $30,000. For the years ended December 31, 2008 and 2007, and the period ended December 31, 2006, these fees amounted to $360,000, $360,000 and $150,000, respectively, and have been capitalized as costs of the project.
For the periods ended December 31, 2007 and 2006, members were paid for fees for overhead costs of $1,500,000 and $500,000, respectively, which were capitalized as costs of the project. No such fees were paid in 2008.

1100 West Properties LLC and Subsidiary
Notes to Consolidated Financial Statements
Morgans Hotel Group Management LLC (“MHGM”), an affiliate of MHG, charges a management fee equal to 4% of gross revenues, as defined. Management fees incurred for the year ended December 31, 2008 amounted to approximately $96,000 and are included in management fees in the accompanying consolidated statements of operations. MHGM is also entitled to an annual incentive fee based on the Net Operating Profits, as defined, from the hotel operations. No incentive fees were incurred for the year ended December 31, 2008.
MHGM, under the management contract, is also entitled to reimbursements of allocable chain services, which are currently equal to 3% of gross revenues, as defined. The chain reimbursements in 2008 amounted to approximately $52,000 and are included in management fees in the accompanying consolidated statements of operations.
At December 31, 2008 and 2007, the Company had approximately $3.0 million and $251,000, respectively, of payables to certain affiliates included in related party payables in the accompanying consolidated balance sheets.
The Company is a part of a Master Condominium Association to which it pays annual dues. Members of both SWH and MHG serve on the Board of the Master Association. For the years ended December 31, 2008 and 2007 and the period ended December 31, 2006, the Company incurred dues of approximately $463,000, $763,000 and $320,000, respectively, substantially all of which were capitalized as costs of the project.
7. Commitments and Contingencies
The Company has entered into 226 condomimum purchase and sale contracts and has closed on 93 condomimum units as of December 31, 2008. Total deposits held in escrow by the Company relating to unclosed contracts amounted to approximately $7.4 million (excluding interest) as of December 31, 2008.
The Company is involved in various lawsuits and administrative actions in the normal course of business. In management’s opinion, disposition of these lawsuits is not expected to have a material adverse effect on the Company’s financial position or results of operations.